Filed by Republic Services, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Republic Services, Inc.
(Commission File No. 1-14267)

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

Event Date/Time: Jul. 25. 2008 / 8:30AM ET

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
James E. O’Connor
Republic Services, Inc. — Chairman & CEO
Tod C. Holmes
Republic Services, Inc. — CFO & SVP
CONFERENCE CALL PARTICIPANTS
William Fisher
Raymond James — Analyst
Jonathan Ellis
Merrill Lynch — Analyst
Corey Greendale
First Analysis — Analyst
Leone Young
Citigroup — Analyst
Brian Butler
FBR — Analyst
Scott Levine
J.P. Morgan — Analyst
PRESENTATION
Operator
Good morning, and welcome to the second quarter conference call for investors in Republic Services. Republic is traded on the New York Stock exchange under the symbol RSG. Your host this morning is Republic’s Chairman and CEO, Jim O’Connor. Today’s call is being recorded, and all participants are in a listen-only mode. There will be a question-and-answer session following Republic’s summary of quarterly earnings, and I will provide you with specific instructions for questions later in the call.
At this time, it is my pleasure to turn the call over to Mr. O’Connor. Good morning, Mr. O’Connor
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, and thank you all for joining us. This is Jim O’Connor, and I would like to welcome everyone to Republic Services’ second quarter conference call. Tod Holmes, our Chief Financial Officer, and Ed Lang, our Treasurer, are joining me as we discuss our second quarter performance. I would like to take a moment to remind everyone that some of the information that we discuss on today’s call contains forward-looking statements, which involves risks and uncertainties and may be materially different from actual results. Our SEC filings discuss factors that could cause actual results to differ materially from expectations. Additionally, the material that we discuss today is time-sensitive. If in the future you listen to a rebroadcast or recording of the conference call, you should be sensitive to the date of the original call, which is July 25th, 2008. Please note that this call is the property of Republic Services, Incorporated. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Republic Services is strictly prohibited. Yesterday, Waste Management filed an 8-K regarding their intent to acquire Republic Services.
As we stated in our response, we believe our merger with Allied Waste is in the best interest of our stockholders because it creates significant value-generating opportunities. I will have no further comment regarding Waste Management’s proposal, including in the Q&A portion of this call. During the second quarter, we continued to deliver on our pricing initiative, which has offset significantly higher fuel costs. We believe current pricing environment is sustainable across all lines of business. Key results in the quarter: Republic had revenue growth of 2.4% to $828 million; we achieved internal growth of 3.9%, with 7% of price improvement, and volume decline of 3.1%. Our second quarter volume decline

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
was affected by the slow down in residential housing construction activity. C&D volumes in our temporary roll off business and third party C&D volumes at our transfer stations and landfills continue to be weak. Price growth continues to be strong. Core price is up 4.1%. Pricing is the most important factor for covering rising costs and improving return on invested capital. Within our landfill business, our core price was up approximately 3.7% in the quarter. We continue to see sequential improvement in landfill pricing, particularly in our MSW volumes.
The landfill business is capital intensive and requires continued focus on pricing in order to achieve appropriate risk adjusted returns. As landfill and residential contracts renew, we are seeing consistent price increases at high levels of retention; and we continue to utilize our return on investment pricing tools on to renewals of franchises and municipal contracts. The biggest impact on our volume was in our temporary roll off business, which decreased approximately 16%. The decrease is primarily due to the weakening of the residential construction volumes and is similar to a trend we have experienced during the past three quarters. Additionally, construction related landfill volumes are down 16%. Despite the net volume reductions, temporary roll off pricing has remained stable. We have continued to adjust our work force and capital spending to reflect lower activity in our temporary roll off line of business. By making these adjustments, we have maintained our labor productivity. Operating margins adjusted for remediation expenses for the second quarter were 18.6. Fuel costs increased 220 basis points compared to the second quarter of 2007. We remain focused on all of the components of our cost structure to be sure we remain competitive in our market places.
Republic has had number of significant achievements in the quarter. Our free cash flow for the second quarter was $82 million We believe our full-year cash flow performance will be at the high end of our guidance of 340 to $350 million, excluding merger-related costs. During the quarter, we continued to return cash to our shareholders. In the second quarter, we repurchased approximately 1.3 million shares of stock for $41 million. Republic discontinued the share repurchase program during the second quarter when it appeared that we would come to an agreement in our merger negotiations with Allied Waste. Our board has approved a 12% increase in our quarterly dividend beginning in October. The new quarterly dividend is $0.19 per share. We have increased our dividend every year since we initiated the dividend five years ago. And at this time, I would like to turn the call over to Tod Holmes for a financial review of the second quarter. Tod?
Tod C. Holmes - Republic Services, Inc. — CFO & SVP
Thank you, Jim. I will begin the review of the Company’s financial results by discussing revenue. Second quarter 2008 revenue rose by 2.4% to $828 million from $808 million last year. As Jim indicated, internal growth was a positive 3.9%. Total price was 7%, with a 4.1% increase from core price, a 1.9% increase from fuel surcharges, a .4% increase for environmental fees and a .6% increase from commodity improvement. During the quarter, Republic continues to benefit from its ongoing price increase strategy and discipline in all lines of business. Second quarter core volume declined 3.4%, while the landfill volume was down 5% and temporary roll off volume was down 16%. Divestitures in noncore operations accounted for the remaining 1.2% reduction in our revenue and primarily relate to our divestiture of the LETCO business in the fourth quarter of 2007. Second year, excuse me. Second quarter year-over-year operating margins: What we see here is year-over-year operating margins decrease by 440 basis points from 18.9% to 14.5%. However, this is due to a unique circumstance.
During the second quarter of 2008, we recorded a pretax charge of $34 million related to estimated costs to comply with orders issued by the Ohio and U.S. EPAs in response to environmental conditions at our county-wide landfill. Excluding this charge, operating margins for the second quarter were 18.6%. Fee components of our year over year operating margin change are as follows: The charge associated with county-wide, negative 410 basis points; truck maintenance improved positive 20 basis points; higher fuel costs were a negative 220 basis point impact on margin for the quarter. This follows on sub-contracting costs, positive 80 basis points; labor, positive 60, landfill operating costs excluding county-wide, positive 50 basis points; DD&A, positive 30 basis points; and SG&A, a negative 50 basis points; for a total of negative 444 basis points. Now, let me briefly comment on the components of these margin change. First truck maintenance. Again, during the second quarter of 2008, the Company’s continued focused on preventative maintenance and cost saving initiatives and improved pricing resulted in a reduction in truck maintenance expense as a percentage of revenue.
Next is fuel. Republic’s average wholesale price per gallon increased from $2.69 a gallon in the second quarter of ’07 to $4.23 in the second quarter of 2008. And current fuel prices are approximately $4.56 per gallon for Republic. Third, our disposal and subcontracting costs. Again, this is our largest cost category, through which the impact of improved pricing is clearly visible. Next, fourth and labor. During the second quarter, we continued to benefit from productivity improvements which contributed to our margin growth; and it is particularly important to note, in the roll off construction area, we were able to maintain our productivity despite the housing slowdown. Fifth, landfill and operating costs. Lower landfill volumes and continued focus on cost savings helped reduce landfill operating expense. Sixth, DD&A. The decrease in DD&A as a percentage of revenue is again primarily due to improved pricing.
And finally, SG&A. Year-over-year SG&A as a percentage of revenue was unchanged at 9.9% excluding the county-wide charge. We had also a $4 million reduction in our allowance for doubtful accounts, which was a benefit in the second quarter of 2007. And that was a function of the

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
excellent accounts receivable working capital management that our entire field organization delivers. Despite a year-to-date 200 basis point increase in fuel expense, we continue to believe that operating margins for fiscal 2008 will be at or slightly higher than those of the prior year, excluding the remediation charge at county-wide and the increase in fuel expense. Year-over-year gross operating profit increased by 220 basis points from 28.4% to 30.6%. Next, I will discuss our free cash flow. Again, as Jim indicated, free cash flow for the second quarter was $82 million. This is based on cash from operating activities of 164 million, less the purchases of property and equipment. It was paid in cash of 84 million, plus the proceeds from the sale of old equipment of 2 million, for a net of 82 million free cash flow. For the six months ended June 30th, free cash flow was 149 million, cash from operations was 311, purchases of property and equipment was 165 million, and we received 3 million from the proceeds of the sale of equipment.
As you are aware, earlier this year, Congress passed the Economic Stimulus Act of 2008. This act allows companies that purchase new equipment to deduct an additional 50% of the cost of the equipment in the 2008 tax returns. We believe this will save Republic approximately $25 million of cash during 2008. However, we currently anticipate increasing our truck capital expenditures in 2008 to pre-buy 2008 and 2009 trucks prior to new diesel engine requirements effective January 1st, 2010. Therefore, we remain comfortable with our cash flow guidance of 350 million, which is at the high end of our range from our original guidance for cash flows. And again, this guidance excludes merger-related costs. Now let me talk just briefly about items that impact cash balances. During the second quarter, as Jim indicated, we repurchased 1.3 million shares for about $41 million or about $30.83 a share. Republic’s actual share count on June 30th, 2008 was 181.9 million shares. And as Jim indicated, in June, after announcing our agreement to merge with Allied, we suspended the share repurchase program.
Republic’s balance sheet remains very strong. At June 30th, accounts receivable was 320 million, days sales outstanding was 35 days, which is consistent with second quarter of last year, despite a weakening economic environment. Republic’s net debt is 1,500,000,000, which is up slightly from 1,450,000,000 million at the December 31st. And our net debt to total capital at June 30th is 54%. Now, let me turn the call back over to Jim.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Thank you, Tod. Republic CPS for the second quarter was $0.46 excluding remediation costs, which is a 2% improvement versus the second quarter of 2007. We would like to reiterate our current earnings guidance of $1.78 to $1.82 of earnings per share for the full year 2008, excluding remediation costs. We provided 2008 cash flow guidance of 340 to $350 million; and as Tod said, we believe that we’ll be at the high end of this guidance even though we will increase our cap spending for collection vehicles to be able to take advantage of bonus depreciation. We also expect operating margins to be at or above the full-year 2007 results, excluding remediation costs. Again, 2008 business objectives continue to be focused on improving margins by achieving appropriate price increases to offset inflation rate costs and business risks, improving our market position, standardizing significant business processes, maximizing efficiency of service delivery and customer service and rationalizing our cost structure.
On June 22nd, Republic signed a definitive merger agreement with Allied Waste. This agreement was signed after an extensive and cooperative due diligence process that identified the benefits and the risks associated with this transaction. This thoughtful process clearly identified $150 million in tangible near-term synergies that can be delivered to Republic and Allied shareholders. Last week, 40 key managers met in Florida to begin the process of developing integration plans along with extracting synergies of $150 million. I have instructed our combined teams to complete this process by October 1st. Our companies have the best management team in the industry, scalable systems, and a commitment to meet and exceed expectations. I would like to thank the managers from Allied Waste and Republic who participated in the planning process and will continue to participant in the planning process for their hard work and commitment. We have received strong support from this transaction from investors who trust us over the years. Due to its financial discipline — due to our financial discipline, best in class information technology and strong management team, Republic has provided the highest total return to shareholders during the past ten years of the three largest companies. I am committed to bring the same discipline to Republic Services post-merger. Recently, Republic Services celebrated its ten-year anniversary as a publicly traded company. I want to thank all of the Republic employees who have contributed to the effort of making Republic the best performing company in the solid waste industry. With that, operator, at this time, I’d like to open the call for questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). One moment please. Bill Fisher of Raymond James, you may ask your question.

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
William Fisher - Raymond James — Analyst
Good morning.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, Bill.
William Fisher - Raymond James — Analyst
Two unrelated questions. First on the franchise business, kind of when during the year do you get the bulk of the annual increases and how have they been this year? And you know, with fuel where it is, if you look to 2009, what kind of increases would you expect to get built into that?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Well, Las Vegas being a large component of our franchise, we are — at July 1st, we received 3%. And we would anticipate that right now looking at the CPI if you annualized it out, it is approximately running 4 or a little just north of 4%. So, in the case of, let’s say, Las Vegas specifically, we would get adjusted next July based on the change from December to December — December of ’07 to December of ’08 — probably at the run rate we are looking at a little north of 4%. Okay.
William Fisher - Raymond James — Analyst
Great. And then — I don’t know if you can touch on this or not, but on the DOJ process with Allied, can you just touch on getting approval, where you are in that process, and touch on the steps that it would take to relate it to divestitures?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
As soon as we announced the transaction, we filed simultaneously with that announcement with the Department of Justice. We have been having regular meetings with them. I think we went through a very thoughtful process, Bill, in getting prepared for announcement day and that filing. We believe that we have been very forthright in our filing on markets, and I think that’s been the feedback that we have got from the Department of Justice thus far. We did receive, on July 23rd, a request for second — a request for additional information, which is statutory. So it is nothing out of the ordinary, and it is as we expected it. So we see the process moving just as we expected it right now, and would anticipate closing some time in the fourth quarter. But again, I think the important part here is is that — that the integration planning build that we are going through is looking for day one readiness October 1st just in case we get an early release from the Department of Justice.
Operator
Jonathan Ellis of Merrill Lynch, you may ask your question.
Jonathan Ellis - Merrill Lynch — Analyst
Thanks, good morning, guys.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, Jonathan.
Jonathan Ellis - Merrill Lynch — Analyst

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
Want to talk a little bit more about volumes. You mentioned that residential construction volumes were down about 16%, which I believe was fairly consistent with the year — rate of decline last quarter. Yet overall volumes were down 3.4% this quarter versus only being down 2.5% last quarter. What can you contribute the incremental weakness to in volumes?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Well, I think some of it is last year as we were moving through the year we had a pretty strong second quarter. So, you know, I think as we look at — I think that’s probably some of the noise in there, you know. As we look ahead our guidance for the full year is about 3%; and as you will recall, the second half of last year we saw continued weakness, particularly in the housing sector, and we believe that the comparables become easier particularly in the latter part of the year — latter part of the third quarter and fourth quarter. But our commercial business, we have got modest growth, and commercial residential we had a contract with the City of Houston that basically we lost on June 30th of last year. That anniversaries out. Excluding that, we have modest growth there. So the other aspects of the business are holding up from a volume standpoint. It is really isolated to this temporary roll off activity.
Jonathan Ellis - Merrill Lynch — Analyst
Great. And just my follow up question on landfill contracts, could you update us on what portion of the contract rate base has been repriced at this point, and what’s kind of the average price increase you are achieving on those contracts?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Jonathan, I think — again, I think a number — I think probably about a year and a half ago, we talked to landfill pricing starting to move because some of these contracts were anniversarying out and the market appear to be much more rational as it relates to disposal. I think we’ve probably got about another three or four quarters to run. I think you can see as the pricing has improved over the last two years from probably as little as 2% now to 3.7%, that the cause for that is really these contracts anniversarying out and our ability to secure additional price increases at that time. But I think I have said this when we were out on the road the last week or two, but I think I have been consistent here in saying that landfill pricing is probably going to move up, barring inflation and other costs. You know, probably it will be escalating more so than our pricing in our collection business because it has lagged for so long. So I think you will continue to see pricing improvement here through ‘09.
Operator
Corey Greendale of First Analysis, you may ask your question.
Corey Greendale - First Analysis — Analyst
Hi, good morning.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, Corey.
Corey Greendale - First Analysis — Analyst
First of all, I just wanted to ask you on the hauling side in competitive markets whether you are starting to see more customer push back on price or on fuel surcharges, just given how tough things are in general, and if you could in anyway take a stab at what percent of the volume loss in the quarter might have been competitive versus economic.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
Again, I don’t think that’s the — you know, I mean, there may be some economic impact, but it is not material to what we are seeing. When we look at retention rates, our retention rates are still available and you know — and so I guess what I would say you to you is we are not seeing very much push back at all; and again, I think the pricing environment out there is pretty good. And again, when you look at the lack of returns this business has got over the — over the course of the last five or six or seven years, I think the pricing that we are getting right now is very reasonable pricing.
Corey Greendale - First Analysis — Analyst
Okay. And then on the volume front, I think it sounds like it is fair to say things are kind of bumping along the bottom, but can you just talk about the trends monthly as you went through the quarter and into kind of realtime, whether things are getting better, worse or indifferent?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
I think we are seeing pretty much the same thing we saw in the earlier quarter. And again, I think that’s what is giving rise to us looking at the balance of the year and saying that we think we should see the volumes start to anniversary out. So I guess if one wants to draw a conclusion from that statement, that we would say that maybe we are at the bottom.
Operator
Our last question does come from Leone Young of Citi. You may ask your question.
Leone Young - Citigroup — Analyst
Yes, good morning.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, Leone.
Leone Young - Citigroup — Analyst
It is encouraging to hear that the commercial business still stays up slightly. Can you talk a little bit more about what you are seeing then in terms of service intervals or lost business? It sounds like there’s been no significant deterioration, then, given the economy?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Yes, there hasn’t been any we can see. We have looked at our commercial small container volumes which are, you know, in terms of volume we are close to 1%, increase in volumes, which has historically been — it’s low in relation to a better economy, but still growing. And we see comparable trends in our other permanent and annuity kinds of work, barring adjustments for contracts such as the City of Houston. So again, I think we feel pretty good about it right now. You know, that’s not to say that we can predict where the economy really is at and where it is going; but at the end of the day, based on what we see in our business, we feel pretty good about it.
Leone Young - Citigroup — Analyst
And given the high fuel costs, have you seen any change in terms of the independents’ behavior with regard to price?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
No. I think you know, again, when you look at retention rates at our business and we look at some of the ways we track the available organic growth in the markets, and then we look at the price we are able to secure, I would say that again, we are not seeing any independent impact. When you look even at the temporary roll out pressures where the real pressure is at, we still report stable pricing. And based on our recognizance with the field, we don’t believe that we’ve lost any of the opportunities and we don’t believe there has been any substantial change in market share. So again, we feel very confident that we are going to be rewarded and we’re confident that we will be able to meet our earnings guidance.
Operator
Brian Butler of FBR, you may ask your question.
Brian Butler - FBR — Analyst
Good morning, guys.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Good morning, Brian.
Brian Butler - FBR — Analyst
Just one question, just on the expenses. Were there any associated with the Allied-Republic merger talks in the second quarter, and do you have any idea of kind of what’s the right way to think about those kind of expenses in the third and the fourth quarter?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Sure. You know, we have obviously incurred expenses associated with due diligence, and also obviously some legal costs, particularly with our work in Washington with the Justice Department. So, you know, right now we have a small amount that’s on the balance sheet. Essentially under — I guess it’s Pronouncement 141, we would capitalize those costs upon consummation of the merger. However, if for some reason we didn’t merge prior to year end, they would be expensed. But, you know, at this point there’s a very small amount on the balance sheet and there’s nothing in our results.
Brian Butler - FBR — Analyst
Okay. Thank you very much.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Thank you, Brian.
Operator
Scott Levine of J.P. Morgan, you may ask your question.
Scott Levine - J.P. Morgan — Analyst
Good morning.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
Good morning, Scott.
Scott Levine - J.P. Morgan — Analyst
Regarding volumes, could you talk to maybe any differences you are seeing across geographies, either from a cyclical standpoint or due to the comping maybe in different parts of the country, and also maybe the differences in what you are seeing in the franchise?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Well, most of our franchise work is in the areas that have been hardest impacted by the residential housing market. So you know, Florida continues to be very weak, Nevada, and Southern California. Parts of the economy where we see still housing remaining — not strong — let’s say strong as it relates to several years ago — but in the Carolinas, specifically in Charlotte, we still see some strength, and Texas.
Scott Levine - J.P. Morgan — Analyst
Okay. And a follow up on CapEx. From the high end of the guidance for free cash flow, last couple of years we have seen you guys lower your CapEx budget when volumes have come in a little bit lower than expectations. Do you think you have some additional head room there, or have you already factored in some reductions, maybe outside of your planned fleet purchases?
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Well, I mean, I think what we have done — when we tell you that we are moving up our capital spend guidance, basically, I mean, if you go through the really — the math of it, the first thing we have done is we have taken the original guidance, which I think what was what, 325 for capital?
Tod C. Holmes - Republic Services, Inc. — CFO & SVP
Yes, yes.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
325. We have reduced it for what we are seeing in the cyclical component of our business, which would be our Industrial Collection business and some related disposal capital spend, and let say that number roughly is about $10 million. So now you are down to 315, and then so the balance between that and the new guidance really is the pre-purchase of trucks in the balance of ’08 and ’09 to beat the new engines that will come out in 2010. So it’s going to be predominately related to that. And again, there’s two benefits here: The bonus depreciation; as well as the savings on the trucks that would probably have price escalation anywhere from 7 to $15,000 per unit related to the engine changes. So, that kind of gives you a run down on the capital. Could we tighten it up if we had to? Yes. But we don’t see any reason to. Tod, do you have anything you want to add to that?
Tod C. Holmes - Republic Services, Inc. — CFO & SVP
No, well, I guess the only thing I would say, again, is we have a fleet age that’s about 6.5 years. And so what we are doing in the short term is maybe getting a slightly younger fleet. And you know, as we have looked at — particularly in the due diligence with Allied — at our fleet age and Allied fleet age — well, their fleet age is — maybe it’s 7.5 years or so. We think there’s a relevant range of age — there’s not a specific age that’s appropriate — and it depends on how the equipment is being maintained. So as we put this business together,there may actually be an opportunity from a capital standpoint to allow the fleet age to go from 6.5 to 7 years and still maintain our maintenance costs and the improvement that we have achieved in maintenance costs over the past number of years.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO

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Final Transcript
Jul. 25. 2008 / 8:30AM ET, RSG — Q2 2008 Republic Services, Inc. Earnings Conference Call
Yes, let me just expand on that for a second so everybody understands. It has nothing really to do necessarily with the merger. I think internally Republic has looked at lengthening the life cycle of their trucks because we have already gone through almost a full cycle. When you look at when we instituted our maintenance programs and the age of the Company now and the replacement cycle, we are now to a point where a lot of the old equipment that wasn’t well-maintained prior to acquisition has pretty much gone through the fleet and it has been replaced, and the new trucks have been maintained under our new maintenance program. And so some of the thought process prior to even the merger was that possibly that the economic life cycle replacement may move up a half a year. So it has nothing to do with the merger, but it obviously would come at an opportune time if we believed that was the case, because we could then funnel that capital into the Allied assets. So again, I think it just is — the timing was right. But it had nothing to do with the merger. If we lengthen the life cycle of the truck, it is related to our internal information.
Operator
At this time, we show no further questions.
James E. O’Connor - Republic Services, Inc. — Chairman & CEO
Okay, operator. Thank you very much, and I would like to thank all of you for participating. I would like to remind everyone that a recording of this call is available for the next 24 hours by calling 203-369-0486; and additionally, a recording of the call will be available on Republic’s website at republicservices.com. And I would like to thank all of you for joining us today, and have a great day.

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Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

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Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in or by such forward-looking statements. Such factors include, among other things:
•	whether the Company’s estimates and assumptions concerning its selected balance sheet accounts, income tax accounts, final capping, closure, post-closure and remediation costs, available airspace, and projected costs and expenses related to the Company’s landfills and property and equipment, and labor, fuel rates, and economic and inflationary trends, turn out to be correct or appropriate;

•	various factors that will impact the actual business and financial performance of the Company such as competition and demand for services in the solid waste industry;

•	the Company’s ability to manage growth;

•	the Company’s ability to complete its merger with Allied Waste Industries, Inc.;

•	the Company’s ability to realize the benefits of a merger with Allied, should the transaction be completed;

•	compliance with, and future changes in, environmental regulations;

•	the Company’s ability to obtain approvals from regulatory agencies in connection with operating and expanding the Company’s landfills;

•	the ability to obtain financing on acceptable terms to finance the Company’s operations and growth strategy and for the Company to operate within the limitations imposed by financing arrangements;

•	the ability of the Company to repurchase common stock at prices that are accretive to earnings per share;

•	the Company’s dependence on key personnel;

•	general economic and market conditions including, but not limited to, inflation and changes in commodity pricing, fuel, labor, risk and health insurance, and other variable costs that are generally not within control of the Company;

•	the Company’s dependence on large, long-term collection, transfer and disposal contracts;

•	the Company’s dependence on acquisitions for growth;

•	risks associated with undisclosed liabilities of acquired businesses;

•	risks associated with pending legal proceedings; and

•	other factors contained in the Company’s filings with the Securities and Exchange Commission.
Contact:
Republic Services
Media:
Will Flower, 954-769-6392
or
Investors:
Tod Holmes, 954-769-2387
Ed Lang, 954-769-3591
or
The Abernathy MacGregor Group
Chuck Burgess, 212-371-5999
Source: Republic Services, Inc.